Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$17,497	$10,778	$12,681
Short-term investments	30,451	17,865	30,338
Trade receivables, net	17,083	10,849	30,662
Other accounts receivables	2,027	2,930	2,132
Inventories	28,175	27,677	21,070
	95,233	70,099	96,883

Property, plant and equipment, net	25,125	22,655	25,178
Other long term assets	173	372	49
	25,298	23,027	25,227
	$120,531	$93,126	$122,110

Current Liabilities
Current maturities of loans and capital leases	609	437	614
Trade payables	16,951	14,648	18,036
Other accounts payables	4,912	4,843	5,820
Deferred revenues	4,977	4,911	4,927
	27,449	24,839	29,397
Non-Current Liabilities

Loans and capital leases	1,201	1,330	1,370
Deferred revenues	645	2,922	707
Employee benefit liabilities, net	1,130	820	1,144
	2,976	5,072	3,221

Shareholder's Equity
Ordinary shares	10,401	9,321	10,400
Additional paid in capital	178,458	162,686	177,874
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(12)	158	46
Capital reserve from securities measured at fair value through other comprehensive income	(33)	37	(4)
Capital reserve from share-based payments	9,183	10,025	9,566
Capital reserve from employee benefits	(337)	(81)	(337)
Accumulated deficit	(104,064)	(115,441)	(104,563)
	90,106	63,215	89,492
	$120,531	$93,126	$122,110

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	Three months period ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$12,214	$6,636	$79,559
Revenues from distribution	5,227	5,012	23,266

Total revenues	17,441	11,648	102,825

Cost of revenues from proprietary products	6,179	5,165	51,335
Cost of revenues from distribution	4,246	4,185	19,402

Total cost of revenues	10,425	9,350	70,737

gross profit	7,016	2,298	32,088

Research and development expenses	2,754	3,151	11,973
Selling and marketing expenses	970	1,028	4,398
General and administrative expenses	2,064	1,830	8,273
Operating income ( loss)	1,228	(3,711)	7,444

Financial income	229	78	500
Financial expenses	(157)	(23)	(162)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(44)	(234)	(612)
Income ( loss) before taxes	1,256	(3,890)	7,170
Taxes on income	-	87	269

Net Income ( loss)	1,256	(3,977)	6,901

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	(29)	18	(23)
Gain (loss) on cash flow hedges	(37)	207	329
Net amounts transferred to the statement of profit or loss for cash flow hedges	(21)	(22)	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	(256)
Total comprehensive income (loss)	$1,169	$(3,774)	$6,695

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.03	$(0.11)	$0.18
Diluted income (loss) per share	$0.03	$(0.11)	$0.18

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency
					Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	Unaudited
	In thousands

Balance as of January 1, 2018 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	1,256	1,256
Other comprehensive loss	-	-	(29)	-	(58)	-	-	-	(87)
Total comprehensive income (loss)	-	-	(29)	-	(58)	-	-	1,256	1,169
Exercise and forfeiture of share-based payment into shares	1	584	-	-	-	(584)	-	-	1
Cost of share-based payment	-	-	-	-	-	201	-	-	201
Balance as of March 31, 2018	$10,401	$178,458	$(33)	$(3,490)	$(12)	$9,183	$(337)	$(104,064)	$90,106

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2017 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net loss	-	-	-	-	-	-	-	(3,977)	(3,977)
Other comprehensive income	-	-	18	-	185	-	-	-	203
Total comprehensive income (loss)	-	-	18		185			(3,977)	(3,774)
Exercise of options into shares	1	15				(15)			1
Cost of share-based payment	-	-	-	-	-	245	-	-	245
Balance as of March 31, 2017	$9,321	$162,686	$37	$(3,490)	$158	$10,025	$(81)	$(115,441)	$63,215

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of January 1, 2017 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	6,901	6,901
Other comprehensive income (loss)	-	-	(23)	-	73	-	(256)	-	(206)
Total comprehensive income (loss)	-	-	(23)	-	73	-	(256)	6,901	6,695
Exercise and forfeiture of share-based payment into shares	3	712	-	-	-	(712)	-	-	3
Issuance of ordinary shares, net of issuance costs	1,077	14,491	-	-	-	-	-	-	15,568
Cost of share-based payment	-	-	-	-	-	483	-	-	483
Balance as of December 31, 2017	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Cash Flows from Operating Activities
Net income (loss)	1,256	(3,977)	6,901

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	954	884	3,523
Financial expenses (income), net	(28)	179	274
Cost of share-based payment	201	245	483
Income tax expenses	-	87	269
Loss (Gain) from sale of property and equipment	66	-	(52)
Change in employee benefit liabilities, net	(14)	98	166
	1,179	1,493	4,663
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	13,491	8,490	(9,967)
Decrease (increase) in other accounts receivables	82	(255)	328
Decrease (increase) in inventories	(7,105)	(2,083)	4,524
Decrease in deferred expenses	22	570	594
Decrease in trade payables	(1,941)	(1,864)	(838)
Increase (decrease) in other accounts payables	(888)	(739)	71
Decrease in deferred revenues	(772)	(731)	(2,930)
	2,889	3,388	(8,218)
Cash received (paid) during the period for:

Interest paid	(16)	(4)	(21)
Interest received	138	108	399
Taxes paid	(5)	(4)	(116)
	117	100	262

Net cash provided by operating activities	5,441	1,004	3,608

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	(150)	912	(11,501)
Purchase of property and equipment and intangible assets	(259)	(736)	(4,167)
Proceeds from sale of property and equipment	11	*	60
Net cash provided by (used in) investing activities	(398)	176	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of options	1	1	3
Receipt of long-term loans	-	-	279
Repayment of long-term loans	(152)	(105)	(530)
Proceeds from issuance of ordinary shares, net	-	-	15,568

Net cash provided by (used in) financing activities	(151)	(104)	15,320

Exchange differences on balances of cash and cash equivalent	(76)	(266)	(607)

Increase (decrease) in cash and cash equivalents	4,816	810	2,713

Cash and cash equivalents at the beginning of the period	12,681	9,968	9,968

Cash and cash equivalents at the end of the period	17,497	10,778	12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease	-	-	282
Purchase of property and equipment	842	561	1,681

*Represent an amount of less than $1 thousand.

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of March 31, 2018 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2017 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

1.	IFRS 15 – Revenues from contracts with customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the modified retrospective method of adoption and elected to apply that method to all contracts that were not completed at the date of initiall application. The table below disclose IFRS 15 implementation impact for January 1, 2018, March 31, 2018 and the three month then ended:

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

	As of January 1, 2018 before implementaion of IFRS 15	Impact	As of January 1, 2018 according to IFRS 15
Accumulated deficit	(104,563)	(757)	(105,320)
Deferred revenues	4,927	757	5,684

	As of March 31, 2018 befor implementaion of IFRS 15	Impact	As of March 31, 2018 according to IFRS 15
Current Liabilities
Deferred revenues	4,308	669	4,977

	Before implementaion of IFRS 15	Impact	According to IFRS 15
3 months period ended March 31, 2018
Revenues from proprietary products	12,098	116	12,214
Financial expense	130	27	157
Net income	1,167	89	1,256

There is no material impact on the basic and diluted EPS and on the statement of cash flow.

The Company is in the business of sale of plasma-derived therapeutics products and distribution in Israel of drugs manufacture by other companies. The products are sold on their own in separate identified contracts with customers. In addition, the Company received certain milestone and advances from Commercialization, Distribution and License Agreements with strategic partners.

Sale of goods

Application of the IFRS 15 to contracts with customers in which the sale of product is generally expected to be the only performance obligation does not have any impact on the Company’s profit or loss following implementation of IFRS 15. The revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Customers payment terms are as acceptable in the industry.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

In implementation of IFRS 15, the Company is considering the following:

(1)     Variable consideration

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which are estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

(2)     Upfront and milestone payments

Agreements with strategic partner that include upfront and milestone payments contain a performance obligation that is satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Company. Until December 31, 2017, the Company deferred the upfront payments and recognized revenue over time by reference to the stage of completion.

Prior to the adoption of IFRS 15, the Company presented these advances as Deferred revenue in the statement of financial position. No interest was accrued on the long-term advances received under the previous accounting policy.

Under IFRS 15, the Company continues to recognize revenue for upfront payments over time rather than at a point of time. The Company identified the existence of a significant financing component resulting from an upfront payment. As of January 1, 2018 an amount of $ 757 thousands was recognized as an increase of the deferred revenue against accumulated deficit and through 2018 will be recognize as revenue against finance expense in the financial statements. The majority of the deferred revenue will be recognized as revenue in 2018.

(3)     Presentation and disclosure

As required for the condensed interim financial statements, the Company disaggregated revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Note 3 for the disclosure on disaggregated revenue.

2.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that were measured at Fair Value through profit and loss are being measured at Fair Value through other comprehensive income (loss) due to implementation of IFRS 9, starting from January 1, 2018. In addition, the Company measures expected credit loss of the securities that are measured at fair value through other comprehensive income (loss). There is no material impact from the adoption of IFRS 9 on the financial statements of the Company.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

(a)        Classification and measurement

Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortised cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

• Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Company’s Trade and other receivables.

• Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Company’s quoted debt instruments that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. Under IAS 39, the Company’s quoted debt instruments were classified as available-for-sale (AFS) financial assets.

Financial assets at FVPL comprise derivative instruments and quoted equity instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Under IAS 39, the Company’s quoted equity securities were classified as AFS financial assets.

                         (b)        Impairment

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date.

(c)        Hedge accounting

The Company applied hedge accounting prospectively. At the date of the initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. The adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments

a.	General:

 The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary
	Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended March 31,2018
Revenues	$12,214	$5,227	$17,441
Gross profit	$6,035	$981	7,016
Unallocated corporate expenses			(5,788)
Financial income, net			28
Income before taxes on income			$1,256

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended March 31,2017

Revenues	$6,636	$5,012	$11,648

Gross profit	$1,471	$827	2,298

Unallocated corporate expenses			(6,009)
Financial expenses, net			(179)

Loss before taxes on income			$(3,890)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Audited
Year Ended December 31, 2017

Revenues	$79,559	$23,266	$102,825

Gross profit	$28,224	$3,864	$32,088

Unallocated corporate expenses			(24,644)
Financial expense, net			(274)

Income before taxes on income			$7,170

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31,2018
	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended March 31,2018
U.S.A.	$9,373	$-	$9,373
Israel	1,029	5,227	6,256
Europe	1,386	-	1,386
Latin America	108	-	108
Asia & others	318	-	318
	$12,214	$5,227	$17,441

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.         Classification of financial instruments by fair value hierarchy

      Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
March 31, 2018
Fair value through other comprehensive income :
Derivatives instruments	-	*
Debt securities (corporate and government)	1,578	8,711
	$1,578	$8,711
March 31, 2017
Marketable securities at fair value through profit or loss:
Equity shares	74	-
Mutual funds	418	-
Debt securities (corporate and government)	1,088	-
	1,580	-
Derivatives instruments		177
Available for sale debt securities (corporate and government)	-	8,239

	$1,580	$8,416
December 31, 2017
Marketable securities at fair value through profit or loss:
Equity shares	77	-
Mutual funds	456	-
Debt securities (corporate and government)	1,130	-
	1,490	-
Derivatives instruments	-	(32)
Available for sale debt securities (corporate and government)	-	9,164

	$1,490	$9,132

                         * Represent an amount of less 1 thousand.

b.
During the three months ended on March 31, 2018 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.